EXPENSE LIMITATION AGREEMENT
FOR ULTIMUS MANAGERS TRUST

THIS AGREEMENT, dated as of October 24, 2016, is made and entered into by and between the Ultimus Managers Trust, an Ohio business trust (the “Trust”), on behalf of the series of the Trust set forth on Schedule A attached hereto (individually a “Fund” and collectively the “Funds”), and Fiera Capital Inc. (the “Adviser”).

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Adviser has been appointed the investment adviser of the Fund pursuant to an Investment Advisory Agreement between the Trust, on behalf of the Fund, and the Adviser (the “Advisory Agreement”); and

WHEREAS, the Trust and the Adviser’s predecessor in interest entered into that certain First Amended Expense Limitation Agreement, dated April 21, 2014, under which the Adviser agreed to limit the expenses of the Fund in order to maintain the Fund’s expense ratio within a certain operating limit; and

WHEREAS, the Trust and the Adviser wish to extend the term of the Expense Limitation Agreement; and

WHEREAS, the Fund may, from time to time, invest in affiliated or unaffiliated money market funds or other investment companies such as exchange-traded funds (“ETFs”), such underlying investments collectively referred to herein as “Acquired Funds”;

NOW, THEREFORE, the Trust and the Adviser hereby agree as follows:

1. The Adviser agrees, subject to Section 2 hereof, to reduce the fees payable to it under the Advisory Agreement (but not below zero) and/or reimburse other expenses of the Fund, during the period ending October 1, 2017, to the extent necessary to limit the total operating expenses of each class of shares of each Fund (exclusive of brokerage costs, taxes, interest, acquired fund fees and expenses, extraordinary expenses such as litigation and merger or reorganization costs and other expenses not incurred in the ordinary course of such Fund’s business), to the amount of the “Maximum Operating Expense Limit” applicable to the Fund on the attached Schedule A.

2. The Fund agrees to pay to the Adviser the amount of fees (including any amounts foregone through limitation or reimbursed pursuant to Section 1 hereof) that, but for Section 1 hereof, would have been payable by the Fund to the Adviser pursuant to the Advisory Agreement or which have been reimbursed in accordance with Section 1 (the “Deferred Fees”), subject to the limitations provided in this Section. Such repayment shall be made monthly, but only if the operating expenses of the Fund (exclusive of brokerage costs, taxes, interest, acquired fund fees and expenses, extraordinary expenses such as litigation and merger or reorganization costs and other expenses not incurred in the ordinary course of such Fund’s business), without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets of the Fund) equal to or less than the “Maximum Operating Expense Limit” for each respective class of shares of the Fund, as set forth on Schedule A. Furthermore, the amount of Deferred Fees paid by a Fund in any month shall be limited so that the sum of (a) the amount of such payment and (b) the other operating expenses of the Fund (exclusive of brokerage costs, taxes, interest, Acquired Fund fees and expenses, extraordinary expenses such as litigation and merger or reorganization costs and other expenses not incurred in the ordinary course of such Fund’s business) do not exceed the above-referenced “Maximum Operating Expense Limit” for the Fund.

Deferred Fees with respect to any fiscal year of a Fund shall not be payable by the Fund to the extent that the amounts payable by the Fund pursuant to the preceding paragraph during the period ending three years after the end of such fiscal year are not sufficient to pay such Deferred Fees. Notwithstanding anything to the contrary in this Agreement, in no event will a Fund be obligated to pay any fees waived or deferred by the Adviser with respect to any other series of the Trust.

3. This Agreement with respect to each Fund shall continue in effect until October 1, 2017 and from year to year thereafter provided each such continuance is specifically approved by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (“Non-Interested Trustees”). Nevertheless, this Agreement may be terminated by either party hereto, without payment of any penalty, upon written notice ninety (90) days prior to the end of the then-current term of the Agreement to the other party at its principal place of business; provided that, in the case of termination by the Trust, such action shall be authorized by resolution of a majority of the Non-Interested Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Fund. Any termination pursuant to this paragraph 3 shall become effective, unless otherwise specifically agreed upon, on the last day of the then-current term of the Agreement. This Agreement will terminate automatically as to a Fund if the Advisory Agreement to the Fund is terminated.

4. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

Notice is hereby given that this Agreement is executed by the Trust on behalf of the Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

ULTIMUS MANAGERS TRUST		FIERA CAPITAL INC.

By:	/s/ David R. Carson	By:	/s/ Stephen A. McShea
	Name: David R. Carson		Name: Stephen A. McShea
	Title: President		Title: General Counsel

SCHEDULE A

to

EXPENSE LIMITATION AGREEMENT
FOR ULTIMUS MANAGERS TRUST

OPERATING EXPENSE LIMITS

Fund Name	Maximum Operating Expense Limit*
APEXcm Small/Mid-Cap Growth Fund	1.05%

*
Expressed as a percentage of a Fund’s average daily net assets. This amount is exclusive of brokerage costs, taxes, interest, Acquired Fund fees and expenses, extraordinary expenses such as litigation and merger or reorganization costs and other expenses not incurred in the ordinary course of such Fund’s business.

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